

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Akihisa Nagasaka
Chief Financial Officer
Earlyworks Co., Ltd.
5-7-11, Ueno, Taito-ku
Tokyo, Japan 110-0005

  Re: Earlyworks Co., Ltd.
    Draft Registration Statement on Form F-1
    Submitted September 20, 2022
    CIK No. 0001944399

Dear Akihisa Nagasaka:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. Please provide balanced disclosure and disclose your net losses alongside your revenues here and throughout the filing.

Risk Factors, page 11

2. Please include risk factor disclosure relating to your NFT trading platform, Animap, including any risks related to having custody of NFTs, intellectual property related risks and cybersecurity related risks.

3.   Please expand your disclosure regarding blockchain-related risks, such as your list of blockchain issues on page 60 and technical risks like forking. In particular, please disclose any risks specific to your proprietary blockchain technology or its "hybrid" nature.

We may experience operational system failures..., page 12

4.   You state that you utilize Google Drive to process, transmit and store critical information. Please disclose any cybersecurity risks related to your usage of such services.

Our revenues are dependent on a limited number of major customers..., page 14

5.   Please disclose the material terms of your agreements with each of your three major customers, including the identity, term, termination provisions and any minimum purchase requirements. File the agreements with the customers who accounted for 47.4% and 25.9% of your total revenues in 2022. In addition, to the extent material, disclose the total number of customers for each period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 42

6.   You disclose that your existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering will be sufficient to meet your operating needs for the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources.

Industry
Source of Information, page 58

7.   Please disclose that the market research from Frost & Sullivan was commissioned by the company in August 2022.

Business
Products and Services, page 61

8.   Please provide a materially complete description of the NFTs being offered on the Animap platform and how the Animap platform operates, including what "popular Japanese IPs" the NFTs will represent, on which blockchain they will be created, how they will be stored by investors, and whether they are transferable. In addition, disclose your role in the operation of the platform and how you will generate revenue from the sale of NFTs on Animap. Discuss whether you own the platform or maintain the platform for a third party. Discuss any material agreements with third parties regarding the operation of the platform.

9.   Please disclose the amount of revenue that you have generated from the sale of NFTs on Animap. Explain the basis for your assertion that you believe Animap to be "highly

profitable." Clarify whether you accept, or plan to accept, payment for your services in the form of digital assets, and, if so, whether you plan to hold such assets for investment or convert them into fiat currency after receipt.

10. Please disclose who owns the intellectual property underlying the NFTs that are on Animap, and who maintains the royalty interest in, or intellectual property of, the NFTs. Explain to us how disputes over the intellectual property underlying the NFTs will be resolved and your role in such resolution, including your role in the enforcement of such rights.

11. Please provide us with your legal analysis as to whether the NFTs offered and sold through your platform are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis, please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as your ongoing interest in the NFTs after resale.

Property, Plants and Equipment, page 68

12. Please file any material lease as an exhibit to your registration statement. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Underwriting
Lock-Up Agreements, page 112

13. Please disclose the exceptions to the lock-up agreements.

Index to Financial Statements, page F-1

14. We note references throughout the filing to your consolidated financial statements. Please revise your index and the heading of each of your financial statements to indicate that they are "Consolidated."

Notes to the Consolidated Financial Statements
Note 13 - Subsequent Events, page F-25

15. With regard to the change to your capital structure, please clarify whether this was an exchange of equity interests with equal shareholder rights and shareholder value before and after the transaction, and if so, whether your financial statements were retrospectively adjusted to give effect to such recapitalization. Alternatively, further explain the terms of the recapitalization and your accounting.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ying Li